04036769

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

31 August 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Brambles

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

dlw 9/9

Brambles

Brambles Industries plc
Cassini House
57-59 St James's Street
London, SW1A 1LD, England
Tel +44 (0)20 7659 6000 **Fax** +44 (0)20 7659 6001
Email info@brambles.com
Website www.brambles.com

News release

31 August 2004

Brambles reports solid progress for the year ended 30 June 2004

Brambles today reported a stronger second half performance resulting in profit before tax, goodwill amortisation and exceptional items for the year ended 30 June 2004 of £307 million, an increase of 7% over the previous year. Profit after tax before goodwill amortisation and exceptional items increased 8% to £210 million.

Comparable operating profit in the second half of the year increased by £41 million to £211 million compared with the first half of £170 million, due to strong improvements in CHEP (across all regions) and Cleanaway.

A summary of the key financial results for the year is:

- *Profit before tax, goodwill amortisation and exceptional items up by 7% to £307 million;*
- The impact of currency translation favourably affected profit before tax, goodwill amortisation and exceptional items by £2 million;
- Profit after tax before goodwill amortisation and exceptional items increased by 8% to £210 million;
- Profit after tax, goodwill amortisation and exceptional items (after minority interests) was 8% higher at £126 million, an increase in constant currency of 6%;
- Free cash flow was £249 million, an increase of £157 million over the previous year;
- Capital expenditure was £58 million lower than the previous year at £398 million;
- Earnings per share before goodwill amortisation and exceptional items increased by 8% to 12.4 pence; and
- Earnings per share after goodwill amortisation and exceptional items increased by 9% to 7.5 pence, and grew in constant currency by 6%.

Commenting on the results, Brambles Chief Executive Officer, David Turner, said: "We made solid progress for the year. The increase in second half comparable operating profit of £41 million over the first half was an excellent outcome. In addition, cash flow was strong and for the full year Brambles generated free cash flow of £249 million, a surplus of £110 million after dividends. The improvement in free cash flow of £157 million over the previous year reflects our disciplined approach to capital expenditure and tighter management of working capital."

Currency, percentage comparisons and GAAP conventions are set out on page 3

"This year, CHEP delivered significant profit improvement in each of its key regions, the costs associated with the CHEP Europe restructuring have been completed, and the profitability in all regions grew strongly in the second half of the year led by CHEP USA.

"We are targeting continued generation of free cash flow as the concentration on value management continues across Brambles. The business is performing well in the early part of the current financial year and this, together with our focus on further operational improvements, is expected to form the basis for good progress in 2005."

2004 Highlights

Group

- Sales from continuing businesses grew 7% to £3,109 million with growth in all businesses;
- Comparable operating profit for continuing businesses increased 6% to £380 million;
- Operating cash flow after gross capital expenditure improved significantly to £339 million;
- Brambles generated free cash flow of £249 million, a surplus of £110 million after dividends;
- Exceptional charges were £48 million (£50 million after tax);
- The translational effect of currency movements on profit before tax, goodwill amortisation and exceptional items was £2 million favourable on the Sterling result but A$57 million unfavourable on the equivalent Australian dollar result;
- Net debt was £1,395 million, compared with £1,607 million at 30 June 2003; and
- Final dividend for shareholders in Brambles Industries Limited is 10 cents per share, fully franked. Second interim dividend for shareholders in Brambles Industries plc is 3.918 pence per share.

Business Units

- CHEP delivered strong growth in comparable operating profit of 13% to £224 million, an increase of 14% in constant currency. Sales increased by 9% to £1,394 million, up 11% in constant currency. Capital expenditure fell by £64 million to £264 million;
- This solid sales growth, combined with lower costs and the non-recurrence of one-off charges in the USA, saw the comparable operating profit for CHEP Americas in constant currency terms increase 89% in the second half over the first;
- CHEP Europe restructuring costs of £38 million were charged as an exceptional item in 2004. Costs of the CHEP Europe restructure, announced in November 2002, were in line with expectations. The net headcount reduction of 350 has been achieved and the two new administration centres in Spain and the UK are now operational;
- As expected, Cleanaway's comparable operating profit for 2004 was 7% lower at £89 million, and in constant currency 10% lower. However, comparable operating profits increased by £3 million in the second half of the year over the first half due to significantly improved results in the UK;

- As anticipated, Recall had a challenging year but all regions delivered sales growth. Comparable operating profit was 12% lower at £43 million, and in constant currency 10% lower, due to its European operations. Recall is expected to resume profit growth in 2005;
- Brambles Industrial Services improved comparable operating profit by 21% to £34 million, an increase in constant currency of 14%, on slightly lower sales (due to non-core asset disposals) and had another strong year of generating operating cash flow; and
- Regional Businesses delivered 25% growth in comparable operating profit to £5 million led by a turnaround in Interlake.

Notes:

All Sterling amounts are presented in UKGAAP and quoted at actual exchange rates.

Constant currency relative performance is calculated by translating both current period and comparable period results into Sterling at the actual monthly exchange rates applicable for the comparable period. Its purpose is to show relative performance between periods before the translation impact of currency fluctuations.

Where only one percentage comparison appears, the actual and constant exchange rate calculations give the same rounded result.

Comparable operating profit is defined as profit before interest, tax, goodwill amortisation and exceptional items.

Free cash flow is defined as cash flow generated by the business after net capital expenditure, interest and taxation but excluding the net cost of acquisitions and proceeds from business disposals.

For further information, contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Jeannette McLoughlin, Group General Manager Corporate Communications	+61 (0)2 9256 5255 +61 (0)401 990425 (mobile)

Brambles is globally headquartered in Australia

An analysts' briefing will be held in London at 8.30am on 31 August 2004. This will be webcast and available with supporting slides on www.brambles.com

FILE NO: 82-5205

Brambles

Preliminary Results for the year ended 30 June 2004

For the combined businesses of
Brambles Industries plc
and Brambles Industries Limited

FILE NO: 82-5205

Brambles

PRELIMINARY RESULTS
for the year ended 30 June 2004

Index **Page**

Summary of combined results	3
Trading performance	6
Operational review	9
Outlook	17
Brambles combined financial information	
Combined profit and loss account	18
Combined balance sheet	19
Combined statement of total recognised gains and losses	20
Reconciliation of movements in combined shareholders' funds	20
Combined cash flow statement	21
Combined segmental analysis	23
Notes to the combined financial information	25
GAAP reconciliation	32
Brambles Industries plc financial information	
Consolidated profit and loss account	34
Consolidated balance sheet	35
Consolidated statement of total recognised gains and losses	35
Consolidated cash flow statement	36
Notes to the Brambles Industries plc financial information	37

FILE NO: 82-5205

Brambles

SUMMARY OF COMBINED RESULTS
for the year ended 30 June 2004

At actual exchange rates	**2004 £ millions**	2003 £ millions	% change/ at actual fx rates
RESULTS BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS			
Continuing businesses			
Turnover, including joint ventures and associates	**3,109**	2,909	7%
Comparable operating profit [1]	**380**	359	6%
Total businesses			
Turnover, including joint ventures and associates	**3,112**	2,997	4%
Comparable operating profit [1]	**381**	369	3%
Profit before tax	**307**	286	7%
Profit after tax	**210**	195	8%
Earnings per share (pence)	**12.4**	11.5	8%
RESULTS AFTER GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS			
Operating profit	**271**	276	(2%)
Profit before tax	**224**	190	18%
Profit after tax	**125**	118	6%
Basic earnings per share (pence)	**7.5**	6.9	9%
Dividend			
Second interim dividend per share (pence)	**3.918**	4.053	(3%)
Dividend record date	24 September 2004		
Second interim dividend payable date	14 October 2004		
Cash flow from operations after gross capital expenditure	**339**	228	49%
Net debt	**1,395**	1,607	13%

[1] Comparable operating profit is profit before interest, tax, goodwill amortisation and exceptional items. Refer also to note 1 below.

Note 1:

- Throughout this business commentary, all references to comparable operating profits are to 'profit before interest, tax, goodwill amortisation and exceptional items', which the Directors consider to be a useful measure of business performance. In the commentary, current year figures have been calculated in constant currency (at the comparative period's actual monthly exchange rates).
- In the statutory financial statements, foreign currency results have been translated at the applicable actual monthly exchange rates ruling in each year.

FILE NO: 82-5205

Brambles

The table below summarises the results by business segment at both actual and constant exchange rates.

£ millions **Turnover** (including share of joint ventures and associates)	**2004 as reported**	2004 at prior year actual monthly fx rates (a)	2003 (b)	% change at constant currency (a)/(b)
CHEP	**1,394**	1,422	1,284	11%
Cleanaway	**1,037**	1,010	964	5%
Recall	**274**	278	258	8%
Brambles Industrial Services	**287**	272	282	(4%)
Regional Businesses	**117**	128	121	6%
Continuing Businesses	**3,109**	3,110	2,909	7%
Discontinued	**3**	3	88	
Total	**3,112**	3,113	2,997	4%
Comparable operating profit (EBITA before exceptionals)				
CHEP	**224**	226	199	14%
Cleanaway	**89**	86	96	(10%)
Recall	**43**	44	49	(10%)
Brambles Industrial Services	**34**	32	28	14%
Regional Businesses	**5**	5	4	25%
Corporate	**(15)**	(13)	(17)	24%
Continuing Businesses	**380**	380	359	6%
Discontinued	**1**	1	10	
Total	**381**	381	369	3%
Reconciliation to statutory profit after tax				
Comparable operating profit	**381**	381	369	3%
Net interest expense	**(74)**	(76)	(83)	8%
Profit before tax, goodwill amortisation and exceptional items (PBTA)	**307**	305	286	7%
Tax expense on PBTA	**(97)**	(95)	(91)	(4%)
Profit after tax before goodwill amortisation and exceptional items (PATA)	**210**	210	195	8%
Goodwill amortisation	**(35)**	(36)	(34)	
Exceptional items, before tax	**(48)**	(49)	(62)	
Tax on exceptional items	**(2)**	(2)	19	
Profit after tax	**125**	123	118	4%
Minority interest	**1**	1	(1)	
Profit after tax (after minority interests)	**126**	124	117	6%
Basic earnings per share	**7.5p**	7.3p	6.9p	6%
Earnings per share on PATA	**12.4p**	12.4p	11.5p	8%
BVA (Brambles Value Added)		**4**	(12)	

Brambles

FILE NO: 82-5205

£ millions

Operating profit (after goodwill amortisation and operating exceptional items)	**2004 as reported**	2004 at prior year actual monthly fx rates (a)	2003 (b)	% change at constant currency (a)/(b)
CHEP	**179**	181	148	22%
Cleanaway	**63**	60	76	(21%)
Recall	**30**	31	37	(16%)
Brambles Industrial Services	**29**	27	23	17%
Regional Businesses	**(16)**	(18)	-	-
Corporate	**(15)**	(15)	(17)	12%
Continuing Businesses	**270**	266	267	-
Discontinued	**1**	2	9	-
Total	**271**	268	276	(3%)

Profit before interest and tax after charging goodwill amortisation and exceptional items, is analysed by business segment and geographical origin on page 24.

FILE NO: 82-5205

TRADING PERFORMANCE

As expected, solid progress was achieved in the year, with trading performance in the second half much stronger than the first half.

Sales from continuing businesses were £3.1 billion, an increase of 7%. Sales for CHEP, Cleanaway and Recall grew by 9%, 8% and 6% respectively, and grew in constant currency by 11%, 5% and 8% respectively.

Comparable operating profit (profit before interest, tax, goodwill amortisation and exceptional items) from continuing businesses was £380 million compared with £359 million the previous year, an increase of 6%. The second half of the year in constant currency terms was 29% above the first half.

Profit before tax, goodwill amortisation and exceptional items was £307 million compared with £286 million in the previous year, an increase of 7%. Earnings per share before goodwill amortisation and exceptional items were 12.4 pence compared with 11.5 pence in the previous year, an increase of 8%.

Profit before tax after goodwill amortisation and exceptional items was £224 million compared with £190 million in the previous year, an increase of 18%, or 16% in constant currency.

Brambles Value Added (BVA), calculated as comparable operating profit less a 12% capital charge, was £4 million for the year, an improvement of £16 million.

Brambles generated free cash flow of £249 million, a surplus of £110 million after dividends. Operating cash flow after gross capital expenditure improved significantly to £339 million. All divisions remain firmly focused on the more efficient use of assets (utilising the BVA methodology) and on cash generation.

CHEP delivered strong growth in comparable operating profit which at £224 million was an increase of 13%, and in constant currency an increase of 14%. Sales growth was 9%, equivalent to 11% in constant currency, and capital expenditure fell £64 million, to £264 million. Solid sales growth, lower costs and the non-recurrence of one-off first half charges in the USA saw the comparable operating profit for CHEP Americas increase 89% in the second half over the first in constant currency. Expenditure on the restructuring of CHEP Europe, announced in November 2002, was in line with expectations and a net headcount reduction of 350 has been achieved.

As expected, Cleanaway's comparable operating profit for 2004 was £89 million, down 7% and in constant currency down 10%. However, Cleanaway improved its comparable operating profits by £3 million in the second half of the year due to significantly improved results in the UK.

As anticipated, Recall had a challenging year with comparable operating profit 12% lower, a decrease in constant currency of 10%, due to the performance of its European operations though all regions delivered constant currency sales growth. Recall is expected to resume profit growth in 2005.

Brambles Industrial Services achieved a 21% improvement in comparable operating profit, an increase in constant currency of 14%, on slightly lower sales and had another strong year of generating operating cash flow.

Regional Businesses delivered 25% growth in comparable operating profit to £5 million, led by a turnaround in Interlake.

The effects of currency are shown in tabular format on page 4

FILE NO: 82-5205

EXCEPTIONAL ITEMS

Exceptional charges of £48 million (£50 million after tax) resulted principally from a write-down in the carrying value of goodwill in Interlake (£19 million), the completion of costs related to the restructuring of CHEP Europe (£38 million), the reorganisation of CHEP's global management structure (£6 million) and Cleanaway restructuring (£9 million), offset in part by the gain on sale of Meineke Car Care Centers (£30 million). Brambles announced at the half year that it had adopted a prudent approach to the carrying value of Interlake by writing off the entire goodwill. The decision was made in the light of Interlake's medium term profitability and notwithstanding some improvement in current trading.

A total of £88 million has been charged on the reorganisation in CHEP Europe since the start in November 2002, and the expenditure has now been completed.

FINANCIAL POSITION

Cash flow from operations after gross capital expenditure again improved significantly, up by £111 million to £339 million. Free cash flow of £249 million was £157 million higher than the previous year and was more than sufficient to pay the dividends of £139 million.

Net interest expense was £74 million compared with £83 million in the previous year with the improvement mainly due to lower interest rates and some favourable exchange rate movements.

Working capital in continuing businesses improved significantly and was reduced by £54 million. In particular, debtor days were reduced in CHEP Americas and Europe, Cleanaway UK and Recall Europe.

Net debt declined by £212 million to £1,395 million at 30 June 2004. Financial coverage ratios continued to improve, with EBITDA interest cover at 9.6 times (2003: 8.3 times) and net debt/EBITDA at 2.0 times (2003: 2.3 times).

In August 2004, after the end of the financial year, Brambles completed a US private placement debt raising of US$425 million (approximately £233 million) with maturities in seven, ten and twelve years. The proceeds were used to repay bank debt.

CAPITAL EXPENDITURE

Capital expenditure for the year was £398 million, significantly lower than the £456 million in the previous year and reflected the disciplined approach adopted.

In CHEP, capital expenditure at £264 million was £64 million below the previous year. The principal driver of the reduction was CHEP Americas, where capital expenditure reduced by £62 million as a result of a one-time reduction in pallet stocks and ongoing improvements in asset management. Capital expenditure in CHEP Europe also reduced and at £125 million was £6 million below the previous year. Expenditure in CHEP Rest of World increased marginally but was significantly below the rate of sales growth.

Capital expenditure in Cleanaway was £82 million (up £3 million to support new municipal contracts), in Recall £26 million (up £3 million, particularly in information technology) and in Brambles Industrial Services £24 million (up £4 million, reflecting new contracts particularly in Australia) .

The ratio of capital expenditure to depreciation was 1.2 times (2003: 1.4 times).

The effects of currency are shown in tabular format on page 4.

FILE NO: 82-5205

BUSINESS DISPOSALS

The only significant disposal in the period was Meineke Car Care Centers, sold in August 2003 for net proceeds of £42 million. The resulting profit on sale of £30 million (£17 million after tax) is shown as an exceptional item.

TAXATION

Brambles' tax rate remained very similar to the previous year at 31.6% of profit before tax, goodwill amortisation and exceptional items.

The effective tax rate is determined by the geographic mix of earnings. Going forward there could be a marginal upward trend in the effective tax rate if the earnings contribution from the USA continues to rise.

DIVIDEND

The Board has declared a final dividend of 10 cents per share, fully franked, for shareholders in Brambles Industries Limited and a second interim dividend of 3.918 pence per share for shareholders in Brambles Industries plc. This is consistent with the Board's stated policy of at least maintaining this level of Australian dollar dividend per share. The dividend will be paid on 14 October 2004 to those shareholders registered on 24 September 2004.

For Brambles Industries Limited shareholders, both the interim and final 2004 dividends are fully franked. It is expected that the dividends are likely to remain fully franked until at least the end of 2006.

ANNUAL GENERAL MEETING

The 2004 Annual General Meeting of Brambles Industries Limited will be held in Sydney on Tuesday 16 November and the Brambles Industries plc meeting will be held in London on Tuesday 23 November.

The effects of currency are shown in tabular format on page 4

FILE NO: 82-5205

OPERATIONAL REVIEW

Throughout this operational review, all amounts are quoted at actual exchange rates. All comparative trading measures referred to are in constant currency. The underlying constant currency performance is shown in the table on page 4 and a definition of constant currency is shown on page 3.

CHEP

£m	Year ended 30 June 2004 Actual £m	Year ended 30 June 2003 Actual £m	% Change Actual	% Change Constant Currency
Sales	1,394	1,284	9	11
Comparable operating profit [1]	224	199	13	14
Operating cash flow after gross capital expenditure	202	75		

[1] *A definition of comparable operating profit and a reconciliation to statutory profit before interest and tax of £179 million* (2003: £148 million) are shown on page 23. All percentage comparisons shown below are in constant currency. The definition of constant currency is shown in the footnote to the table on page 3.

As expected, CHEP had a strong performance in the second half with good progress for the year overall. Sales for the year increased by 11% while comparable operating profit was 14% above the previous period. All regions improved operating cash flow after gross capital expenditure.

The CHEP organisational structure was streamlined in June 2004 with the creation of two major operating regions and the elimination of the CHEP global management structure. This is expected to result in increased regional accountability and improved operational efficiency within a more cost-effective organisation. The one-off cost of £6 million was charged to operating exceptional items in the year. The key functions of information technology, marketing, product development and operations continue to be managed globally. All regions retain the use of standard metrics for business performance measurement. These enhance our ability to manage the growth and development of the business in a controlled manner.

CHEP AMERICAS

Sales in the Americas were £611 million, an increase of 11%, and comparable operating profit at £73 million was 5% higher. In the Americas, comparable operating profit in the second half of the year grew by 89% when compared with the first half due to a combination of lower costs, the non-recurrence of one-off costs and higher volumes.

Operating cash flow after gross capital expenditure was £112 million, an increase of £106 million over the previous year. Working capital improved due to better creditor and debtor management. Capital expenditure was £62 million below the previous year, partly due to the one-off benefit from the backlog of pallets being brought back into use during the first half, together with further improvements in asset control.

As expected, the short term costs of £11 million were completed in the first half as the backlog of pallets was moved into the new service centres and repaired.

Plant and other costs in the Americas increased by £8 million, in part due to this accelerated repair programme. This was largely offset by the successful management initiative to ensure adherence to CHEP pallet quality standards, resulting in the appropriate repair of CHEP pallets. The damage ratio (the percentage of pallets returning to the service centre which require repair) has improved consecutively over the past three halves to June 2004. The lower damage ratio achieved over the past six months is expected to be maintained below 30%. The conditioning ratio (the percentage of pallets returning to the service centre which are repaired) is now similar to the damage rate.

The effects of currency are shown in tabular format on page 4

Over the past year, CHEP USA worked very closely with the new service centre operators to ensure consistent pallet inspection and repair regimes.

Transportation costs were in line with the previous year despite the additional activity required in the first half to relocate pallets from temporary storage locations. Significant improvements were seen during the second half of the year in the unit cost of delivery and relocation of pallets. Transportation costs reduced in the second half by £11 million when compared with the second half of the previous year, with the result that the full year showed no increase. Better utilisation of the new service centre network has allowed improved positioning of pallet inventories. Transportation arrangements with customers have been changed to allow more cost-effective contracting with carriers. A restructure of the collection process for a number of total pallet management customers also helped to reduce transportation costs in the second half.

The management of the non-participating distributor (NPD) channel has continued to improve with more than 1,000 pallet recyclers having signed up to return pallets to CHEP in the USA. Fewer than 4% of total issues from our customers are now delivered to NPDs, all of which carry a surcharge to better reflect CHEP's costs and customer usage of CHEP pallets. Pallet recyclers assist in the ongoing improvements in asset control and there has been a substantial increase in the number of pallets returned to CHEP in this way.

The annual customer satisfaction survey showed improvements, particularly in the area of on-time deliveries.

CHEP EUROPE

Sales in Europe were £616 million, 9% higher than the previous year. Volume growth was helped in the early part of the year by demand for soft drinks from the hot summer in 2003. The implementation of the new activity-based pricing initiatives, discussed in more detail below, should be completed in 2005.

Comparable operating profit was 16% higher at £104 million. The combination of the activity-based pricing initiatives to align pricing with CHEP's costs and customer usage of CHEP pallets, and the other benefits from the restructuring programme meant the second half comparable operating profit was approximately 20% higher than both the first half and the comparable period in the previous year.

CHEP Europe Restructuring

Expenditure of £88 million on the CHEP Europe restructuring programme is now complete. This is in line with initial estimates made in 2002 at the then-prevailing exchange rates.

The restructuring focused on two improvement programmes: operational efficiency and asset productivity. The second half of 2004 benefited from these programmes by £7 million. The programmes are expected to deliver an incremental benefit of at least this amount again in the year to June 2005. The full annualised benefit of this programme will be realised in the year to June 2006.

Operational Efficiency Improvement Programme

A total of £38 million has been incurred on this part of the programme, of which £16 million was incurred in the year.

The centralised administration centres in the UK and Spain are now operational, and performing all European finance and administrative processes. There has been a net headcount reduction of 350 since the restructuring programme commenced.

The effects of currency are shown in tabular format on page 4

FILE NO: 82-5205

The activity-based pricing architecture (ABPA) reflects the costs of providing CHEP pallets to customers, depending upon their usage patterns. ABPA has been introduced to ensure that the prices paid by CHEP's customers fairly reflect CHEP's costs and customer usage of CHEP pallets in the light of different and changing supply chain conditions. In addition, these initiatives are designed to appropriately incentivise CHEP's customers to take responsibility for handling and storing CHEP pallets and for recording and reporting CHEP pallet movements accurately and in a timely manner.

ABPA has been focused initially on the relatively small number of customers where the difference is greatest between CHEP's costs and the revenue generated. Many customers in this initial group of customers have had either no or very limited increases in their fee rates in the last four or five years. The changed usage patterns of some customers coupled with static fees has in some cases necessitated significant increases in charges for these customers. However, for most of CHEP's customers, the changes will have a much less significant effect. For example, it is estimated that in the UK nearly 50% of customers will have the capacity under ABPA by changes in their behaviour to maintain or reduce their total cost.

The implementation of ABPA is expected to be finalised during 2005.

CHEP is also implementing a number of non-price based operational changes and initiatives with distributors, transporters and consolidators designed to further improve pallet control.

Asset Productivity Improvement Programme

A total of £50 million has been incurred on this part of the programme, with £22 million charged to operating exceptional costs in 2004.

Excellent progress has been made in the last 18 months to improve the asset productivity of the European pallet pool. The initiatives include a more extensive structured annual audit programme for manufacturer and distributor customer locations, a new vehicle-based collection service and greater use of telesales contacts with customers. As a result of these and other similar programmes, capital expenditure has declined by £6 million versus the previous year to £125 million, despite an increase in sales.

CHEP – Rest of World

Sales in the CHEP businesses in the rest of the world remained strong and for the year were £167 million, an increase of 16%. The pallet business continued to show good growth and the returnable plastic containers and automotive container businesses continued to gain from the roll out of new contracts. Asset productivity initiatives continued to drive strong financial returns.

Comparable operating profit was £47 million, 27% above the previous year.

The effects of currency are shown in tabular format on page 4.

FILE NO: 82-5205

CLEANAWAY

£m	Year ended 30 June 2004 Actual £m	Year ended 30 June 2003 Actual £m	% Change	
			Actual	Constant Currency
Sales	1,037	964	8	5
Comparable operating profit [1]	89	96	(7)	(10)
Operating cash flow after gross capital expenditure	70	84		

[1] A definition of comparable operating profit and a reconciliation to statutory profit before interest and tax of £60 million (2003: £76 million) are shown on page 23. All comparative trading measures shown below are in constant currency. The definition of constant currency is shown in the footnote to the table on page 3.

Sales were £1,037 million, an increase of 5% but comparable operating profit was 10% below the previous year, due to the challenging environment in Germany and weak first half in the UK. £4 million of the £7 million reduction in comparable operating profit resulted from increased pension costs in the UK although, as expected, the UK business performed markedly better in the second half.

Operating cash flow after gross capital expenditure was strong at £70 million, but lower than the previous year due mainly to the lower profit and some increase in capital expenditure, largely to support new municipal contracts. Working capital improved and debtor days in the UK reduced.

Restructuring costs of £9 million have been charged in the period as an operating exceptional cost within Cleanaway. This reflects the restructuring undertaken in Germany and to a lesser extent in the UK and is expected to bring incremental benefits in the UK and in part offset the adverse financial impact of the DSD re-tendering in Germany. Following disappointing performance due to gas shortfalls at Cleanaway's landfill-gas-to-energy business in Taiwan, an operational review resulted in an asset write-down of £3 million which is shown as an exceptional item.

In all its businesses, Cleanaway's global quality programme 'Clean Run' is becoming embedded and is facilitating sustainable improvements to customer service and productivity.

UK

In the UK, sales were £467 million, an increase of 6%. However, comparable operating profit was the same as the previous year, principally due to the additional pension contributions of £4 million, following the latest actuarial valuation.

The municipal business continued to show strong growth, assisted by the commencement of a contract in Croydon (with sales of approximately £91 million expected over seven years), contract extensions at Tower Hamlets and Lambeth and new wins such as a significant Essex Civil Amenity site. In 2004 Cleanaway has achieved a success rate on tenders of around 50% and the municipal order book at the end of June stood at £776 million.

The commercial and industrial (C&I) business remained under pressure in a competitive market. Improvements were seen in the second half of the year, as price increases and the improved focus on customer segmentation and individual customer profitability took effect. Customer service also improved, with the number of 'missed lifts', a key measure of service, reducing significantly. New contracts signed included that with the Compass Group.

Technical Waste, now part of the new Recycling and Disposal Services business, continued to be impacted by depressed conditions in the pharmaceutical and chemical industries.

The effects of currency are shown in tabular format on page 4

Market growth will increasingly be driven by the requirements of the UK Landfill Directive. Cleanaway's proven expertise in advanced waste technologies continues to position it to benefit from this trend towards increased recycling of waste, which is strongly endorsed by the UK Government. Stringent recycling targets have been placed on local authorities. The new Materials Recycling Facility site in Greenwich (built at a cost of £7 million) is due to commence operations in December 2004.

The re-organisation of the UK business into more customer-focused segments together with savings in central overhead costs are expected to benefit this business in 2005.

Germany

In Germany, sales of £343 million and comparable operating profit were both below the previous year in constant currency, as expected, due to re-tendered contracts, the impact of the drinks container deposit directive and lower average waste paper prices.

In the first round of DSD re-tendering, approximately 50% of Cleanaway's contracts were awarded for three years and the remainder for one year. The new contracts commenced on 1 January 2004. Cleanaway's sales from DSD remained stable through market share gains, albeit at lower prices. The resulting pressure on margins was in part mitigated by a restructuring programme which has seen a significant headcount reduction over the last 18 months. It is expected that the results of the second round of re-tendering will be confirmed shortly.

Cleanaway Germany also continued to extend its municipal business, entering into a partnership with the municipal authority in Dresden through a joint venture arrangement.

Australia/New Zealand/Asia

The performance in Cleanaway Australia and New Zealand was satisfactory, with sales at £196 million, 11% higher than the previous year. The municipal business continued to benefit from recent contract wins, helped by the impact of new technology such as routing software and bio-insert bins for green waste. It also achieved a 100% success rate on re-tenders including the Maroochy Shire, Cleanaway's largest municipal contract, which was extended for a further seven years. The municipal contract order book increased to £265 million (A$692 million) at the end of June 2004. Competition remained difficult in the C&I market, particularly in Queensland. As in the UK, improving customer service is a critical focus.

As noted above, following disappointing performance due to gas shortfalls at Cleanaway's landfill-gas-to-energy business in Taiwan, an operational review resulted in an asset write-down of £3 million which is shown as an exceptional item. The rest of Cleanaway's Taiwanese and other Asian businesses continued to perform in line with expectations.

File No: 82-5205

RECALL

£m	Year ended 30 June 2004 Actual £m	Year ended 30 June 2003 Actual £m	% Change	
			Actual	Constant Currency
Sales	274	258	6	8
Comparable operating profit [1]	43	49	(12)	(10)
Operating cash flow after gross capital expenditure	36	33		

[1] A definition of comparable operating profit and a reconciliation to statutory profit before interest and tax of £30 million (2003: £37 million) are shown on page 23. All comparative trading measures shown below are in constant currency. The definition of constant currency is shown in the footnote to the table on page 3.

Recall's sales grew by 8%, of which 6 percentage points represented organic growth. The Americas accounted for 49% of the total sales and Europe 30%. A number of small acquisitions were made during the period for a total consideration of £14 million and included businesses in the key markets of Houston and Sydney.

As had been expected, comparable operating profits for the year were below the previous year by 10%, although margins in North America were maintained. In Europe, the comparison with the previous year was impacted by the previous year's insurance claim receipt (£2 million), the reduction in paper prices, and the impact of increased customer churn, pricing pressures and currently underutilised storage capacity, particularly in the UK.

The Document Management Services (DMS) business accounted for 57% of Recall's sales. DMS sales were 7% above the previous year, with new major contract wins in South America including the court of justice system of the State of Sao Paulo (Tribunal de Justica). In North America, the second half of the year saw lower destruction rates and reduced customer turnover levels, both of which supported improved performance. The profit decline in Europe was predominately due to a weaker performance in the UK where Recall's relatively high cost base has led to some pressures in a competitive environment. This cost base, which has not been adjusted quickly enough to the competitive environment, is under review.

Although waste paper prices in Secure Destruction Services (SDS) in North America have recovered from the low levels seen in 2003, they remained below the previous year's levels in Europe. Results from the UK were impacted by pricing pressures and customer losses, though the second half performance was somewhat better. The overall sales growth rate for SDS was 4%.

In North America, new contract wins by Data Protection Services (DPS) were slower to commence than expected impacting sales growth. Overall, DPS sales grew by 3%, whilst recent contract wins in the USA and Europe meant that the Integrated Data Services business grew by 57%.

Despite the lower profitability in 2004, improvements in working capital saw Recall's cash flow after gross capital expenditure increase by £3 million to £36 million. Recall's debtors outstanding were reduced as a result of improved collections in all regions.

Changes have been made during the year to strengthen the management team in Europe. The latter part of the year saw improved growth in the number of cartons being stored in DMS. Trial initiatives to improve route planning and despatch in SDS have resulted in both lower costs and improved customer service levels and are now being rolled out more widely.

Recall's established geographical coverage, high quality product offerings and strong focus on customer service position it well for continued organic sales growth in 2005.

FILE NO: 82-5205

BRAMBLES INDUSTRIAL SERVICES

£m	Year ended 30 June 2004 Actual £m	Year ended 30 June 2003 Actual £m	% Change	
			Actual	Constant Currency
Sales	287	282	2	(4)
Comparable operating profit [1]	34	28	21	14
Operating cash flow after gross capital expenditure	38	41		

[1] A definition of comparable operating profit and a reconciliation to statutory profit before interest and tax of £26 million (2003: £23 million) are shown on page 23. All comparative trading measures shown below are in constant currency. The definition of constant currency is shown in the footnote to the table on page 3.

Comparable operating profit in Brambles Industrial Services was £34 million, 14% higher than the previous year. All regions showed profit improvements. Sales were 4% lower than the previous year, reflecting the disposal of a number of small non-core industrial maintenance and cranes businesses particularly in Australia. If the impact of these disposals was excluded, sales would have been higher year on year.

The increased focus on selected industries and key customers has resulted in significant improvements in comparable operating profit margins which are now nearly 12%. The committed order book at the end of June 2004 was almost £1 billion.

Operating cash flow after gross capital expenditure remained strong at £38 million (2003: £41 million). Capital expenditure increased by £4 million to £24 million to support new contracts, particularly in Australia.

The Australian business represented approximately 50% of the total of Brambles Industrial Services' sales. Despite the previously mentioned divestments, profits increased marginally. All contracts due for renewal during the year were secured, as were a number of new contracts in the coal, gold, steel and chemical industries. In the Northern Hemisphere, new contracts were won at Celsa, Cardiff and Arcelor, Dunkirk. Volumes elsewhere also improved, particularly at Port Talbot and Teesside in the UK, at the French Industrial Logistics business and at each site in the USA.

Brambles Industrial Services continues to add value to customers' processes, bringing in-depth technical knowledge and strong, focused positions in a selected number of industrial sites. Further steady growth is anticipated.

The effects of currency are shown in tabular format on page 4

FILE NO: 82-5205

REGIONAL BUSINESSES

£m	Year ended 30 June 2004 Actual £m	Year ended 30 June 2003 Actual £m	% Change	
			Actual	Constant Currency
Sales	117	121	(3)	6
Comparable operating profit [1]	5	4	25	25
Operating cash flow after gross capital expenditure	7	8		

[1] A definition of comparable operating profit and a reconciliation to statutory loss before interest and tax of £16 million (2003: £nil) are shown on page 23. All comparative trading measures shown below are in constant currency. The definition of constant currency is shown in the footnote to the table on page 3.

In the Interlake racking business, market conditions improved from the second quarter but softened somewhat in the latter part of the year due to steel price increases. A cost reduction programme which included moving production to lower cost facilities had a positive effect. The goodwill of £19 million in respect of Interlake was written off in the first half.

The operating environment of Eurotainer remained difficult due in part to the weakness of the US dollar. The fleet utilisation rate increased progressively during the year.

TCR, though still a small business, showed good sales growth resulting from the recent contract wins at major airports in the UK and the Netherlands.

The effects of currency are shown in tabular format on page 4

FILE NO: 82-5205

OUTLOOK

CHEP is continuing to trade well in the early part of the current year. It is expected that CHEP Americas will see continued sales growth and ongoing gains from the cost reduction programmes already implemented. In CHEP Europe the implementation of activity-based pricing initiatives designed to align pricing with CHEP's costs and customer usage of CHEP pallets are expected to be completed during 2005 and further benefits will be gained from the restructuring programme. CHEP's business in the rest of the world should continue to grow.

Cleanaway in the UK is expected to show improvements across all business segments, although Germany will continue to be affected by the DSD re-tendering. In Australia, the commencement of municipal contract wins should result in further progress, albeit tempered by ongoing pricing pressure in some regions.

Recall is expected to achieve continued sales growth in all regions and profits are expected to improve. The European business should recover and make progress through reducing its cost base and improving its competitive position. North America and Australia are expected to show good growth in the current year.

Brambles Industrial Services is likely to benefit from continued high levels of activity across many commodities, including steel. Its innovative service offerings should result in continued opportunities for steady growth.

We are targeting continued generation of free cash flow as the concentration on value management continues across Brambles.

In summary, the business is performing well in the early part of the current financial year and this, together with our focus on further operational improvements, is expected to form the basis for good progress in 2005.

The effects of currency are shown in tabular format on page 4

FILE NO: 82-5205

Brambles

COMBINED PROFIT AND LOSS ACCOUNT
for the year ended 30 June 2004

	2004			2003		
	Before goodwill amortisation & exceptional items £ millions	Goodwill amortisation & exceptional items £ millions	Total £ millions	Before goodwill amortisation & exceptional items £ millions	Goodwill amortisation & exceptional items £ millions	Total £ millions
TURNOVER (including share of joint ventures and associates)						
- Continuing operations	3,109	-	3,109	2,909	-	2,909
- Discontinued operations	3	-	3	88	-	88
	3,112	-	3,112	2,997	-	2,997
Less share of turnover of:						
- Joint ventures – continuing operations	(51)	-	(51)	(31)	-	(31)
- Associates – continuing operations	(38)	-	(38)	(51)	-	(51)
GROUP TURNOVER	3,023	-	3,023	2,915	-	2,915
OPERATING PROFIT						
Continuing operations before goodwill amortisation and exceptional items	366	-	366	347	-	347
Goodwill amortisation	-	(34)	(34)	-	(34)	(34)
Exceptional items	-	(75)	(75)	-	(59)	(59)
Continuing operations	366	(109)	257	347	(93)	254
Discontinued operations	1	-	1	10	-	10
GROUP OPERATING PROFIT	367	(109)	258	357	(93)	264
Share of operating profit of:						
- Joint ventures – continuing operations	10	-	10	7	-	7
- Associates – continuing operations	4	(1)	3	5	-	5
TOTAL OPERATING PROFIT	381	(110)	271	369	(93)	276
EXCEPTIONAL ITEMS						
Net profit/(loss) on sale of discontinued operations	-	27	27	-	(1)	(1)
DLC costs – continuing operations	-	-	-	-	(2)	(2)
	-	27	27	-	(3)	(3)
PROFIT BEFORE INTEREST AND TAX	381	(83)	298	369	(96)	273
Net interest payable:						
- Group	(72)	-	(72)	(81)	-	(81)
- Share of joint ventures and associates	(2)	-	(2)	(2)	-	(2)
	(74)	-	(74)	(83)	-	(83)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	307	(83)	224	286	(96)	190
Tax on profit on ordinary activities	(97)	(2)	(99)	(91)	19	(72)
PROFIT ON ORDINARY ACTIVITIES AFTER TAX	210	(85)	125	195	(77)	118
Equity minority interests	-	1	1	(1)	-	(1)
PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS	210	(84)	126	194	(77)	117
Equity dividends paid and proposed	(136)	-	(136)	(127)	-	(127)
TRANSFER TO/(FROM) RESERVES	74	(84)	(10)	67	(77)	(10)
Basic earnings per share (pence)	12.4		7.5	11.5		6.9
Diluted earnings per share (pence)	12.4		7.4	11.5		6.9

FILE NO: 82-5205

Brambles

COMBINED BALANCE SHEET
as at 30 June 2004

	2004 £ millions	2003 £ millions
FIXED ASSETS		
Intangible assets	**451**	507
Tangible assets	**2,220**	2,392
	2,671	2,899
Investments:		
Joint ventures:		
- Share of gross assets	**84**	81
- Share of gross liabilities	**(43)**	(42)
	41	39
Associates	**28**	21
Other investments	**9**	14
Total investments	**78**	74
Total fixed assets	**2,749**	2,973
CURRENT ASSETS		
Stocks	**33**	32
Debtors	**633**	697
Cash at bank and in hand	**34**	45
	700	774
CREDITORS: amounts falling due within one year:		
Borrowings	**(39)**	(49)
Creditors	**(518)**	(500)
Taxation and dividends payable	**(100)**	(106)
	(657)	(655)
NET CURRENT ASSETS	**43**	119
TOTAL ASSETS LESS CURRENT LIABILITIES	**2,792**	3,092
CREDITORS: amounts falling due beyond one year:		
Borrowings	**(1,390)**	(1,603)
Provisions for liabilities and charges	**(285)**	(299)
NET ASSETS	**1,117**	1,190
CAPITAL AND RESERVES		
Share capital	**499**	527
Share premium account	**50**	50
Other reserves	**83**	83
Combined profit and loss account	**481**	525
Equity shareholders' funds	**1,113**	1,185
Equity minority interests	**4**	5
	1,117	1,190

FILE NO: 82-5205

Brambles

COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 30 June 2004

	2004 £ millions	2003 £ millions
Profit attributable to parent companies' shareholders	**126**	117
Exchange translation differences	**(67)**	60
Total recognised gains and losses for the year	**59**	177

RECONCILIATION OF MOVEMENTS IN COMBINED SHAREHOLDERS' FUNDS
for the year ended 30 June 2004

	2004 £ millions	2003 £ millions
Combined shareholders' funds at beginning of year	**1,185**	1,129
Profit attributable to parent companies' shareholders	**126**	117
Ordinary dividends paid and proposed	**(136)**	(127)
Issue of ordinary shares, net of expenses	**-**	2
Reinstatement of goodwill due to sale of businesses	**5**	2
Shares to be issued	**-**	2
Exchange translation difference:		
- Brambles Industries Limited share capital	**(28)**	48
- Other	**(39)**	12
Net (decrease)/increase in combined shareholders' funds	**(72)**	56
Combined shareholders' funds at end of year	**1,113**	1,185

FILE NO: 82-5205

Brambles

COMBINED CASH FLOW STATEMENT
for the year ended 30 June 2004

	2004 £ millions	2003 £ millions
Net cash inflow from operating activities	**737**	684
Dividends received from joint ventures and associates	**7**	7
Interest received	**6**	4
Interest paid	**(74)**	(83)
Interest element of finance lease rentals	**(1)**	(1)
Returns on investments and servicing of finance	**(69)**	(80)
Tax paid	**(82)**	(131)
Purchase of tangible fixed assets	**(398)**	(456)
Sale of tangible fixed assets	**50**	45
Investment loans and other financial investments	**4**	2
Capital expenditure and financial investment	**(344)**	(409)
Purchase of subsidiary undertakings and associates	**(42)**	(106)
Net cash acquired with subsidiary undertakings	**3**	3
Sale of subsidiary undertakings and associates	**29**	50
Acquisitions and disposals	**(10)**	(53)
Equity dividends paid to shareholders of the parent companies	**(139)**	(125)
Net cash inflow/(outflow) before management of liquid resources and financing	**100**	(107)
Management of liquid resources	**(3)**	(1)
Net proceeds from share issues	**1**	2
Net proceeds from hedge borrowings	**14**	-
(Decrease)/increase in borrowings	**(127)**	118
Capital element of finance lease rentals	**(5)**	(6)
Financing	**(117)**	114
(Decrease)/increase in cash	**(20)**	6

FILE NO: 82-5205

Brambles

MOVEMENT IN COMBINED NET DEBT
for the year ended 30 June 2004

	2004 £ millions	2003 £ millions
(Decrease)/increase in cash	**(20)**	6
Decrease/(increase) in borrowings	**127**	(118)
Capital element of finance lease rentals	**5**	6
Currency variations	**80**	51
Increase/(decrease) in liquid resources	**3**	(1)
Other non-cash changes	**18**	35
Subsidiaries acquired and sold	**(1)**	(5)
Total movement	**212**	(26)
Net borrowings at beginning of year	**(1,607)**	(1,581)
Net borrowings at end of year	**(1,395)**	(1,607)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES
for the year ended 30 June 2004

	2004 £ millions	2003 £ millions
Group operating profit	**258**	264
Depreciation charge and impairment	**333**	316
Goodwill amortisation and impairment	**53**	34
Hire equipment loss provision expense	**39**	15
Decrease in working capital	**54**	27
Increase in provisions	**7**	1
Other	**(7)**	27
Net cash inflow from operating activities	**737**	684

FILE NO: 82-5205

Brambles

COMBINED SEGMENTAL ANALYSIS
for the year ended 30 June 2004

Brambles' material business segments are CHEP (pallet and container pooling), Cleanaway (waste management), Recall (information management) and Brambles Industrial Services. The Regional Businesses segment comprises Interlake, TCR and Eurotainer.

The Discontinued segment comprises businesses sold, being Heavy Contracting, FM Repairs and Maintenance, Shipping and Meineke. Some elements of revenues and profit from ordinary activities arising from disposals are subject to finalisation of completion accounts.

	Turnover		***Comparable operating profit*** [1]	
	2004	2003	**2004**	2003
	£ millions	£ millions	**£ millions**	£ millions
By business segment				
CHEP	**1,394**	1,284	**224**	199
Cleanaway	**1,037**	964	**89**	96
Recall	**274**	258	**43**	49
Brambles Industrial Services	**287**	282	**34**	28
Regional Businesses	**117**	121	**5**	4
Corporate	**-**	-	**(15)**	(17)
Total continuing businesses	**3,109**	2,909	**380**	359
Discontinued	**3**	88	**1**	10
	3,112	2,997	**381**	369
By geographic origin				
Europe	**1,656**	1,597	**179**	181
Americas	**855**	861	**100**	104
Australia / New Zealand	**519**	473	**82**	68
Rest of the World	**82**	66	**20**	16
	3,112	2,997	**381**	369

[1] Comparable operating profit is profit before interest, tax, goodwill amortisation and exceptional items (EBITA before exceptionals). The difference between comparable operating profit and profit before interest and tax is due to goodwill amortisation and exceptional items. Goodwill amortisation by segment is CHEP £1 million (2003: £1 million), Cleanaway £15 million (2003: £15 million), Recall £13 million (2003: £12 million), Brambles Industrial Services £5 million (2003: £4 million), Regional Businesses £1 million (2003: £2 million). Exceptional items by segment are CHEP £(44) million (2003: £(50) million), Cleanaway £(14) million (2003: £(5) million), Brambles Industrial Services £(3) million (2003: £(1) million), Regional Businesses £(20) million (2003: £(2) million), Corporate nil (2003: £(2) million) and Discontinued £33 million (2003: £(2) million).

FILE NO: 82-5205

Brambles

COMBINED SEGMENT ANALYSIS *continued*
for the year ended 30 June 2004

	Profit before interest and tax (after goodwill amortisation and exceptional items)		Non-operating exceptional items	
	2004	2003	**2004**	2003
	£ millions	£ millions	**£ millions**	£ millions
By business segment				
CHEP	**179**	148	**-**	-
Cleanaway	**60**	76	**(3)**	-
Recall	**30**	37	**-**	-
Brambles Industrial Services	**26**	23	**(3)**	-
Regional Businesses	**(16)**	-	**-**	-
Corporate	**(15)**	(19)	**-**	(2)
Total continuing businesses	**264**	265	**(6)**	(2)
Discontinued	**34**	8	**33**	(1)
	298	273	**27**	(3)
By geographic origin				
Europe	**105**	85	**(2)**	(19)
Americas	**97**	90	**30**	1
Australia / New Zealand	**79**	82	**(1)**	15
Rest of the World	**17**	16	**-**	-
	298	273	**27**	(3)

	Net assets	
	2004	2003
	£ millions	£ millions
By business segment		
CHEP	**1,534**	1,681
Cleanaway	**617**	675
Recall	**321**	335
Brambles Industrial Services	**209**	241
Regional Businesses	**76**	108
Corporate	**(83)**	(75)
Total continuing businesses	**2,674**	2,965
Discontinued	**(3)**	(14)
Total segmented net operating assets	**2,671**	2,951
By geographic origin		
Europe	**1,478**	1,576
Americas	**920**	1,076
Australia / New Zealand	**291**	306
Rest of the World	**65**	68
Corporate	**(83)**	(75)
Total segmented net operating assets	**2,671**	2,951
Total segmented net operating assets	**2,671**	2,951
Net debt	**(1,395)**	(1,607)
Net tax liabilities	**(159)**	(154)
Net assets	**1,117**	1,190

The above segment analysis includes Brambles' share of amounts reported by joint ventures and associates.

FILE NO: 82-5205

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION
for the year ended 30 June 2004

1 BASIS OF PREPARATION

The dual listed companies structure (DLC Structure) is essentially a contractual arrangement between Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) under which they operate as if they are a single economic enterprise, while retaining their separate legal identities, tax residencies and stock exchange listings. The combination did not involve the acquisition of one company by the other or any transfer of shares or other assets between BIL and BIP. This structure unites the economic interests of the two shareholder groups.

Combined financial information represents the combined businesses of BIL and BIP and encompasses their respective subsidiaries, associates and joint ventures. BIL and BIP are referred to collectively throughout these financial statements as Brambles.

Combined financial information has been presented in order to provide shareholders with a fuller picture of the combined economic interests of Brambles. It has been prepared under merger accounting principles, as set out in Financial Reporting Standard 6: Acquisitions and Mergers. Under merger accounting the results and cash flows of BIP and BIL have been combined from the beginning of the 2002 financial year.

Consolidated financial information for BIP is presented on pages 34 to 37.

Accounting policies

The preliminary results for the year ended 30 June 2004 have been prepared on the basis of the accounting policies set out in the 2003 Annual Report and Accounts.

A reconciliation between UK GAAP and Australian GAAP (AGAAP) is presented in Note 8.

2 IMPACT OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS

Brambles has commenced transitioning its accounting policies and financial reporting from current UK Standards to International Financial Reporting Standards (IFRS). Brambles has allocated internal and external resources to perform diagnostics and conduct impact assessments to isolate key areas that will be affected by the transition to IFRS. As a result of these procedures, Brambles has prioritised impact areas and established project teams to address them. An IFRS steering committee has been established to oversee progress and to make accounting policy recommendations to the Audit Committee.

As Brambles has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with IFRS as at 1 July 2004. This will form the basis of accounting for IFRS in the future and is required when Brambles prepares its first fully IFRS compliant financial report for the year ending 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Brambles. Brambles is not yet in a position to reliably quantify the impacts on the financial report.

The following should not be regarded as a complete list of changes in Brambles' accounting policies that will result from the transition to IFRS, as not all standards have yet been fully analysed and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to IFRS on Brambles' financial position and reported results.

Classification of financial instruments

Under IAS 39 'Financial Instruments: Recognition and Measurement', financial instruments will be carried at either amortised cost or fair value, depending on their classification. Movements in fair value will be either charged to net profit or loss or taken to equity in accordance with the standard.

This will result in a change to Brambles' current accounting policy which does not currently classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised as assets or liabilities. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not been completed.

Hedge accounting

Under IAS 39 'Financial Instruments: Recognition and Measurement' foreign exchange contracts held for hedging purposes will be classified as cash flow hedges or fair value hedges, on the basis that the qualifying criteria outlined in IAS 39 are satisfied. This will result in the recognition of hedging instruments as assets or liabilities, with resulting gains or losses being changed to net profit or loss or taken to equity in accordance with the hedge accounting rules.

Currently, costs or gains arising from some contracts used for hedging purposes, along with any realised or unrealised gains from re-measurement are included in assets or liabilities as deferred losses or deferred gains.

Goodwill

Under IFRS 3 'Business Combinations', goodwill will no longer be amortised but instead will be subject to rigorous annual impairment testing. This will result in a change to Brambles' current accounting policy which amortises goodwill over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of this change in accounting policy is not practical because the conditions under which impairment will be assessed are not yet known.

NOTES TO THE COMBINED FINANCIAL INFORMATION *continued*
for the year ended 30 June 2004

2 IMPACT OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS *continued*

Employee benefits

Under IAS 19 'Employee Benefits', Brambles will be required to recognise the net surplus or deficit in its employer sponsored defined benefit pension funds as an asset or liability, respectively, based on actuarial calculations of the position of the funds. The actuarial gain or loss arising from movements in the fair value of the funds' assets and the discounted value of future liabilities will be, in most cases, recognised as an expense. The initial adjustment on transition will be made directly against retained profits and subsequent adjustments will be included in net profit or loss for the year.

This will result in a change to Brambles' current accounting policy where the expected cost of providing superannuation, as calculated periodically by professionally qualified actuaries, is recognised in the balance sheet so as to spread the cost over the service lives of employees in the schemes operated within Brambles. This results in a pension cost which is a substantially level percentage of current and expected future pensionable payroll.

Reliable estimation of the future financial effects of this change in accounting policy is not practical because the necessary IFRS actuarial calculations have not yet been completed.

Share based payments

Under IFRS 2 'Share based Payments', Brambles will be required to determine the fair value of all share based payments (performance shares and options) to employees as remuneration and recognise an expense in the profit and loss account. This treatment will result in a reduction in profits as such items have not been recognised as expenses under the current accounting policy. Reliable estimation of the future financial effects of this change in accounting policy is not practical as the details of future equity based remuneration plans are not yet known.

FILE NO: 82-5205

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION *continued*
for the year ended 30 June 2004

3 EARNINGS PER SHARE

Earnings per share (EPS) for 2004 is based on the earnings of the year of £126 million (2003: £117 million) and calculated on the weighted average number of 1,690.7 million (2003: 1,690.6 million) shares in issue and ranking for dividend. Diluted EPS, which takes into account options over shares, is calculated on the weighted average number of 1,692.8 million (2003: 1,690.9 million) shares.

EPS before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

	Earnings		EPS	
	2004	2003	**2004**	2003
	£ millions	£ millions	**£ millions**	£ millions
Profit for the year	**126**	117	**7.5**	6.9
Included in operating profit:				
- Goodwill amortisation	**35**	34	**2.0**	2.0
- Exceptional items	**75**	59	**4.4**	3.5
Non-operating exceptional items	**(27)**	3	**(1.6)**	0.2
Minority interest in exceptional items	**(1)**	-	**-**	-
Tax attributable to exceptional items	**2**	(19)	**0.1**	(1.1)
Profit after tax before goodwill amortisation and exceptional items	**210**	194	**12.4**	11.5

FILE NO: 82-5205

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION *continued*
for the year ended 30 June 2004

4 EXCEPTIONAL ITEMS

	2004 **£ millions**	2003 £ millions
Operating exceptional items:		
- Reorganisation costs [1]	**(53)**	(59)
- Goodwill impairment [2]	**(19)**	-
- Write-down of fixed assets[3]	**(3)**	-
Total operating exceptional items	**(75)**	(59)
Non-operating exceptional items:		
- Profit on sale of discontinued operations [4]	**34**	23
- Loss on sale of discontinued operations and associates [4]	**(7)**	(24)
Net profit/(loss) on sale of discontinued operations	**27**	(1)
DLC costs	**-**	(2)
Total non operating exceptional items	**27**	(3)
Total exceptional items before tax	**(48)**	(62)
Tax on exceptional items:		
Operating exceptional items	**9**	18
Non-operating exceptional items:		
- Profit on sale of discontinued operations	**(13)**	(2)
- Loss on sale of discontinued operations	**2**	2
- DLC costs	**-**	1
Total tax on exceptional items [5]	**(2)**	19
Exceptional items after tax	**(50)**	(43)

[1] These costs comprise redundancy costs, pallet writedowns and other related costs in CHEP Europe of £38 million (2003: £50 million), costs associated with the reorganisation of CHEP's management structure of £6 million (2003: nil) and other restructuring costs, principally in Cleanaway, of £9 million (2003: £5 million).

[2] Following detailed business reviews undertaken during the year, and in light of Interlake's trading performance, an impairment charge of £19 million (£17 million after tax) was booked against the carrying value of goodwill in Interlake, which forms part of the Regional Businesses segment.

[3] The carrying amount of the fixed assets in Cleanaway's gas to energy business in Taiwan has been written down to recoverable amount.

[4] Brambles disposed of various businesses during the year, one of which is individually material being the disposal of Meineke Car Care Centers, Inc (Meineke). In August 2003, Brambles completed the sale of Meineke for net proceeds of £42 million. This resulted in a profit on sale of £30 million (£17 million after tax).

[5] Tax expense of £2 million on exceptional items reflects the potential non-deductibility of certain items and existing unrecognised tax losses.

FILE NO: 82-5205

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION *continued*
for the year ended 30 June 2004

5 EQUITY DIVIDENDS

	2004 £ millions	2003 £ millions
BIP:		
- Interim paid 4.155 pence per share (2003: 3.757 pence)	**30**	27
- Second interim declared 3.918 pence per share (2003: 4.053 pence)	**28**	29
	58	56
BIL:		
- Interim paid 10.0 cents per share (2003: 10.0 cents)	**41**	32
- Final declared 10.0 cents per share (2003: 10.0 cents)	**37**	39
	78	71
Total	**136**	127

6 CONTINGENT LIABILITIES

Brambles is in the process of agreeing completion accounts in respect of the disposals of several businesses sold in current or prior years. Brambles has recognised the financial impact of the expected resolution of any outstanding items on the basis of all information currently available. Until these matters are agreed, a contingent liability exists for any costs ultimately borne by Brambles in excess of the amounts provided at 30 June 2004.

Except for the above, there have been no other material changes in the contingent liabilities of Brambles.

FILE NO: 82-5205

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION *continued*
for the year ended 30 June 2004

7 Tax on profit on ordinary activities

	2004 £ millions	2003 £ millions
Current taxation:		
UK corporation tax charge:		
- Corporation tax	**21**	18
- Adjustments in respect of prior periods	**2**	(1)
Overseas tax charge:		
- Corporation tax	**59**	56
- Adjustments in respect of prior periods	**1**	(2)
Joint ventures	**2**	1
Associates	**1**	2
Total current taxation	**86**	74
Deferred taxation:		
- Origination and reversal of timing differences	**8**	(10)
- Adjustments in respect of prior periods	**5**	8
Tax on profit on ordinary activities	**99**	72

The actual current tax charge differs from the UK standard rate of 30% for the reasons set out below:

	2004 £ millions	2003 £ millions
Profit on ordinary activities before taxation	**224**	190
Tax on profit on ordinary activities at standard rate	**67**	57
Factors affecting charge:		
- Capital allowances in excess of depreciation	**(40)**	(30)
- Change in provisions	**2**	(3)
- Other timing differences	**-**	14
- Other net expenses not deductible for tax purposes	**10**	10
- Non-taxable profit on sale of assets	**-**	(3)
- Foreign tax charged at different rates	**7**	5
- Utilisation of tax losses brought forward	**(1)**	(1)
- Unrelieved tax losses carried forward	**38**	28
- Adjustments to tax charge in respect of prior periods	**3**	(3)
	86	74

FILE NO: 82-5205

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION *continued*
for the year ended 30 June 2004

8. GAAP RECONCILIATION – UK GAAP TO AUSTRALIAN GAAP

(a) 2004

	2004	2004	GAAP adjustments in A$ millions				2004
	UK GAAP	UK GAAP	JV's and				AGAAP
	£ millions	A$ millions	Associates	Goodwill	Other	Total	A$ millions
TURNOVER (including share of joint ventures and associates)	3,112	7,652	-	-	-	-	7,652
OPERATING PROFIT							
Continuing operations before goodwill amortisation and exceptional items	366	902	-	-	(2)	(2)	900
Goodwill amortisation	(34)	(84)	-	(18)	-	(18)	(102)
Exceptional items	(75)	(184)	-	-	-	-	(184)
Continuing operations	257	634	-	(18)	(2)	(20)	614
Discontinued operations	1	2	-	-	-	-	2
GROUP OPERATING PROFIT	**258**	**636**	-	(18)	(2)	**(20)**	**616**
Share of operating profit of joint ventures and associates	13	32	(11)	-	-	(11)	21
TOTAL OPERATING PROFIT	**271**	**668**	(11)	(18)	(2)	**(31)**	**637**
EXCEPTIONAL ITEMS							
Net profit on sale of discontinued operations	27	67	-	13	-	13	80
PROFIT BEFORE INTEREST AND TAX	**298**	**735**	(11)	(5)	(2)	**(18)**	**717**
Net interest payable	(74)	(181)	4	-	-	4	(177)
PROFIT BEFORE TAX	**224**	**554**	(7)	(5)	(2)	**(14)**	**540**
Tax	(99)	(243)	7	2	(2)	7	(236)
PROFIT AFTER TAX	**125**	**311**	-	(3)	(4)	**(7)**	**304**
Minority interests	1	3	-	-	-	-	3
ATTRIBUTABLE PROFIT	**126**	**314**	-	(3)	(4)	**(7)**	**307**

FILE NO: 82-5205

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION *continued*
for the year ended 30 June 2004

8. GAAP RECONCILIATION – UK GAAP TO AUSTRALIAN GAAP *continued*

(b) 2003

	2003 UK GAAP £millions	2003 UK GAAP A$millions	GAAP adjustments in A$millions JV's and Associates	Goodwill	Other	Total	2003 AGAAP A$millions
TURNOVER (including share of joint ventures and associates)	2,997	8,141	-	-	-	-	8,141
OPERATING PROFIT							
Continuing operations before goodwill amortisation and exceptional items	347	943	-	-	5	5	948
Goodwill amortisation	(34)	(92)	2	(21)	-	(19)	(111)
Exceptional items	(59)	(146)	-	-	-	-	(146)
Continuing operations	254	705	2	(21)	5	(14)	691
Discontinued operations	10	25	-	-	-	-	25
GROUP OPERATING PROFIT	264	730	2	(21)	5	(14)	716
Share of operating profit of joint ventures and associates	12	33	(15)	-	-	(15)	18
TOTAL OPERATING PROFIT	276	763	(13)	(21)	5	(29)	734
EXCEPTIONAL ITEMS							
DLC costs	(2)	(4)	-	-	-	-	(4)
Other	(1)	(1)	-	-	-	-	(1)
	(3)	(5)	-	-	-	-	(5)
PROFIT BEFORE INTEREST AND TAX	273	758	(13)	(21)	5	(29)	729
Net interest payable	(83)	(226)	5	-	-	5	(221)
PROFIT BEFORE TAX	190	532	(8)	(21)	5	(24)	508
Tax	(72)	(197)	8	2	12	22	(175)
PROFIT AFTER TAX	118	335	-	(19)	17	(2)	333
Minority interests	(1)	(3)	-	-	-	-	(3)
ATTRIBUTABLE PROFIT	117	332	-	(19)	17	(2)	330

FILE NO: 82-5205

Brambles Industries plc
Company No 413 4697

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 30 June 2004

	2004 £ millions	2003 £ millions
TURNOVER (including share of joint ventures and associates)		
- Continuing operations	**2,187**	2,072
- Discontinued operations	**2**	67
	2,189	2,139
Less share of joint ventures and associates – continuing operations	**(48)**	(50)
GROUP TURNOVER	**2,141**	2,089
OPERATING PROFIT		
Continuing operations before goodwill amortisation and exceptional items	**220**	213
Goodwill amortisation	**(16)**	(16)
Exceptional items	**(71)**	(57)
Continuing operations	**133**	140
Discontinued operations	**1**	7
GROUP OPERATING PROFIT	**134**	147
Share of operating profit of joint ventures and associates - continuing operations	**4**	5
TOTAL OPERATING PROFIT	**138**	152
Exceptional items		
Net profit/(loss) on sale of discontinued operations	**27**	(5)
DLC costs – continuing operations	**-**	(2)
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAX	**165**	145
Net interest payable	**(67)**	(70)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	**98**	75
Tax on profit on ordinary activities	**(56)**	(31)
PROFIT ON ORDINARY ACTIVITIES AFTER TAX	**42**	44
Equity minority interest	**(15)**	(16)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	**27**	28
Equity dividends paid and proposed	**(58)**	(56)
RETAINED LOSS FOR THE YEAR TRANSFERRED FROM RESERVES	**(31)**	(28)
Basic earnings per share (pence)	**3.7**	3.9
Diluted earnings per share (pence)	**3.7**	3.9

FILE NO: 82-5205

Brambles Industries plc
Company No 413 4697

CONSOLIDATED BALANCE SHEET
for the year ended 30 June 2004

	2004 £ millions	2003 £ millions
FIXED ASSETS		
Intangible assets	**209**	247
Tangible fixed assets and investments	**1,783**	1,927
	1,992	2,174
CURRENT ASSETS		
Stocks	**24**	20
Debtors	**431**	471
Cash at bank and in hand	**15**	40
	470	531
CREDITORS: amounts falling due within one year	**(854)**	(997)
NET CURRENT LIABILITIES	**(384)**	(466)
TOTAL ASSETS LESS CURRENT LIABILITIES	**1,608**	1,708
CREDITORS: amounts falling due after more than one year	**(782)**	(864)
Provisions for liabilities and charges	**(207)**	(196)
NET ASSETS	**619**	648
CAPITAL AND RESERVES		
Share capital	**36**	36
Share premium account	**50**	50
Other reserves	**83**	83
Profit and loss account	**138**	187
Equity shareholders' funds	**307**	356
Equity minority interests	**312**	292
	619	648

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 30 June 2004

	2004 £ millions	2003 £ millions
Profit attributable to shareholders	**27**	28
Exchange translation differences	**(23)**	5
Total recognised gains and losses for the year	**4**	33

file NO: 82-5205

Brambles Industries plc
Company No 413 4697

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 30 June 2004

	2004 £ millions	2003 £ millions
Net cash inflow from operating activities	**524**	492
Dividends received from associates	**4**	2
Interest received	**31**	20
Interest paid	**(93)**	(91)
Interest element of finance lease rentals	**(1)**	(1)
Dividends paid to minority shareholders in subsidiary undertakings	**(4)**	(36)
Returns on investments and servicing of finance	**(67)**	(108)
UK corporation tax paid	**(22)**	(27)
Overseas corporate tax paid	**(17)**	(33)
Taxation paid	**(39)**	(60)
Purchase of tangible fixed assets	**(297)**	(368)
Proceeds from sale of tangible fixed assets	**27**	24
Investment loans and other financial investments	**3**	-
Capital expenditure and financial investment	**(267)**	(344)
Purchase of subsidiary undertakings and associates	**(9)**	(24)
Net cash acquired with subsidiary undertakings	**-**	4
Sale of businesses	**45**	2
Acquisitions and disposals	**36**	(18)
Equity dividends paid to shareholders	**(59)**	(53)
Net cash inflow/(outflow) before management of liquid resources and financing	**132**	(89)
Management of liquid resources	**(1)**	-
(Decrease)/increase in borrowings	**(148)**	101
Financing	**(148)**	101
Increase in cash	**(17)**	12

fiLE NO: 82-5205

Brambles Industries plc
Company No 413 4697

NOTES TO THE BRAMBLES INDUSTRIES PLC FINANCIAL INFORMATION
for the year ended 30 June 2004

1 Basis of preparation

BIP was incorporated on 3 January 2001. On 7 August 2001, the support services activities of GKN plc were transferred to BIP by way of a court approved reduction of capital of GKN plc and the issue of ordinary shares in BIP to the shareholders of GKN plc as part of the combination transaction.

The above transaction was accounted for as a group reconstruction under merger accounting principles. The results and cash flows of the relevant entities were combined from the beginning of the 2002 financial year and their assets and liabilities combined at the amounts at which they were previously recorded.

In preparing the financial information, the results, and assets and liabilities of the 50 per cent joint ventures (Joint Ventures) with BIL have been included as subsidiary undertakings. As a result of the DLC arrangements, the Joint Ventures are managed on a unified basis and are therefore deemed to be subsidiary undertakings of BIP. The interests of BIL in the Joint Ventures have been recognised as minority interests.

2 Accounting policies

The financial information for the year ended 30 June 2004 has been prepared on the basis of the accounting policies set out in the 2003 Annual Report and Accounts.

3 Combined financial information

The combined financial information presented on pages 18 to 33 forms part of the notes to the financial information for BIP. The DLC structure unites the economic interests of BIP and BIL shareholder groups. The Directors consider that to provide a true and fair view of the impact of the DLC arrangements on BIP it is necessary to provide combined financial information of the combined businesses of BIP and BIL under merger accounting principles.

4 Status of financial information

The preliminary results for 2004 were approved by the board of Directors on 31 August 2004. The financial information contained in this announcement does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985. The financial statements for 2004 will be distributed to shareholders prior to the Annual General Meeting and filed with the Register of Companies following the AGM. The financial statements for 2004 include the auditors' report, which was unqualified and did not contain a statement under section 237 of the Companies Act 1985.

The figures for 2003 have been extracted from the statutory accounts, which have been distributed to shareholders and filed with the Registrar of Companies. The auditors' opinion on those accounts was unqualified and did not contain a statement under section 237 of the Companies Act 1985.